DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com
Tanya L. Boyle
April 2, 2025	tanya.boyle@us.dlapiper.com
T 404.736.7863
F 404.682.7863

VIA EDGAR
==========
Kim McManus
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Private Debt & Income Fund; File Nos. 333-283022 and 811-24020

Dear Ms. McManus,

On November 6, 2024, Private Debt & Income Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On December 6, 2024, you provided written comments regarding the Registration Statement. On January 16, 2025, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment 1”). On February 13, 2025, you provided oral comments to the Amendment 1. On March 13, 2025, the Registrant filed pre-effective amendment 2 to the Registration Statement (“Amendment 2). On March 26, 2025, you provided oral comments to the Amendment 2. Please find below your comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

PROSPECTUS

1.       In the fifth sentence of the section “Prospectus Summary – Investment Strategy,” please confirm if the first two references to “Private Debt Funds” in the sentence should instead be “Private Funds.”

The Registrant has corrected the typo; the two references should be to “Private Funds.”

2.       In “Determining Net Asset Value - Valuation of Private Debt Funds, please revise the disclosure to clarify how the fund will comply with Rule 2a-4 and 2a-5 with regards to the valuation of private funds. Specifically, clarify that 1) private fund securities will be valued at fair value as determine in good faith by the board and 2) the board or its designee will determine fair value in good faith by carrying out the functions specified in Rule 2a-5.

Disclosure regarding the fair valuation of securities under Rule 2a-5 is already provided in Determining Net Asset Value. The Registrant has revised the disclosure to clarify that the valuation of the Private Debt Funds follows these procedures.

3.       It appears that the Registrant has reinserted sections of the Declaration of Trust on which the Staff previously provided comments in the December 6, 2024 letter. Please revise to include the previously made revisions to the language in Section 7. In addition, please note our comment from February 13, 2025 that the language in Section 7.2 of the amended declaration of trust continues to provide broad authority for compulsory redemptions such as “for any reason under the terms provided by the trustees such as situations in sub-paragraph 1-4). Please revise the declaration of trust or explain how such broad authority is consistent with Section 23(c) of 1940 Act.

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The Registrant inadvertently filed the incorrect version of the Second Amended and Restated Declaration of Trust. The Registrant will file the correct version as an exhibit to the next amendment and has updated the corresponding disclosure in the prospectus accordingly that includes the revised language with less broad authority given to the board. Note that the board may not discriminate unfairly against any Shareholder in the manner in which compulsory repurchases are done, which is consistent with Section 23(c) of the 1940 Act.

4.       In “Plan of Distribution,” please revise the disclosure to ensure that the NAV is calculated within 20 business days after the sale date as required by Section 23(b) of 1940 act.

The Registrant has revised the disclosure in “Purchasing Shares” to clarify that the NAV will be calculated within 20 business days after the sale date as the disclosure seemed more appropriate for that section.

Accounting Comments:

5.	Please file a corrected auditor’s consent. The version filed referenced the incorrect date of the auditor’s report (March 5, 2025 rather than March 3, 2025).

The Registrant will file a new audit consent with the next amendment.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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